FOR IMMEDIATE RELEASE    CONTACT:  Barry A. Rothman
B. Alan Associates, Inc.
(561) 483-7743
                                                William G. Forhan
                         Integrated Marketing Professionals, Inc.
                                                   (954) 938-2500

           INTEGRATED MARKETING PROFESSIONALS REPORTS
            TERMS OF MERGER WITH AVIATION INDUSTRIES

Fort Lauderdale, Florida, July 16, 1998-Integrated Marketing Professionals, Inc. (OTC Bulletin Board: POKR), formerly known as Casino Airlink, today reported terms of its previously announced definitive merger agreement with Aviation Industries Corporation (OTC Bulletin Board: AVIA). Under the terms of the agreement, shares of the Company's common stock will be valued at $.62 per share in determining the share exchange rate. As a result, shares of POKR common stock will be exchanged for one share of Aviation Industries common stock at a rate determined by dividing the average closing price of Aviation Industries common stock (calculated over the ten trading days commencing five trading days prior to the effective date of the merger) by 0.62 (avg. price / 0.62 = number of shares of POKR exchange per one share of
AVIA). Completion of the transaction is subject to the completion of regulatory review by the Securities and Exchange Commission, as well as approval by shareholders of each company.

As previously reported, Aviation Industries has agreed to reconstitute its Board of Directors to consist the members of the Board of Directors of Integrated Marketing Professionals, as well as Diran Kaloustian, currently Chairman of Aviation Industries. Mr. Forhan, currently CEO of Integrated Marketing Professionals, will assume the post of Chairman, President and CEO of Aviation Industries.

We expect this merger, "commented William G. Forhan, CEO of Integrated Marketing Professionals, "to greatly facilitate the expansion of our business plan. We look to benefit from Aviation Industries' wide range of travel industry and investment banking relationships."

Aviation Industries Corp., which holds an equity position in Newark, N.J.-based KIWI International Air Lines, is a newly formed investment concern concentrating its efforts on the regional and charter aviation markets.

Integrated Marketing Professionals, Inc. formerly know as Casino Airlink, is a wholesale travel company that is currently the exclusive provider of packaged casino vacation from five cities in Florida and Atlanta, Georgia to the Mississippi Gulf Coast. Casino Airlink provides non-stop, round trip jet service, destination airport transfers, ground handling, 2-3 night deluxe hotel accommodations, nightly buffet meals and access to 24-hour Las Vegas style gaming and entertainment. The Company, with revenues of $18.3 million in 1997, delivered more than 85,000 passengers to the Mississippi Gulf Coast area via their chartered and scheduled air service in 1997.

Statements about the Company's future expectations, including revenues and earnings, and all other statements in the press release other than historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.